Exhibit (a)(133)

PeopleSoft Comments on Oracle’s Unsolicited Tender Offer Results

PLEASANTON, Calif. – November 20, 2004 – PeopleSoft, Inc. (Nasdaq: PSFT) today responded to Oracle Corporation’s (Nasdaq: ORCL) announcement of the results of their unsolicited $24 per share tender offer.

PeopleSoft’s Board of Directors has met and considered the results of Oracle’s unsolicited tender offer and unanimously reaffirmed its previous conclusion that Oracle’s latest offer is inadequate and that the Company is worth substantially more than the $24 per share offered by Oracle. The Board reiterated that it will not sell the Company for less than it is really worth and that the Company’s business plan creates superior value for stockholders.

A. George “Skip” Battle, Chairman of the Transaction Committee of independent directors, said, “Based on the numerous conversations we have had with our largest stockholders over the past ten days, the Board believes that a majority of our stockholders agree that Oracle’s $24 offer is inadequate and does not reflect PeopleSoft’s real value. This majority is comprised of stockholders who did not tender their shares, as well as stockholders who tendered but told us that they believe PeopleSoft is worth more than $24 per share. We are confident that in the time leading to our 2005 Annual Meeting we will continue to demonstrate PeopleSoft’s superior value to our stockholders.”

On November 10th, prior to announcing that the Board had concluded that Oracle’s offer is inadequate, members of the Transaction Committee contacted Oracle and advised them that the Company would be willing to discuss an offer made by Oracle at an appropriate price – but not $24. The Transaction Committee members told Oracle that its price must reflect both PeopleSoft’s intrinsic value and the fact that PeopleSoft is materially more valuable to Oracle now than it was when Oracle made its inadequate $26 per share offer.

Oracle’s only response has been to repeatedly state that its $24 per share offer is “best and final” and that it will not pay a penny more to PeopleSoft stockholders.

In making its recommendation, the Board considered, among other things:

Substantial sequential growth forecast for fourth quarter 2004: PeopleSoft continues to demonstrate strong sales execution and entered the fourth quarter with a robust pipeline. The Company anticipates substantial sequential growth in license revenue and pro forma and GAAP earnings per share. Specifically, PeopleSoft anticipates that license revenue will be in the range of $175 million to $185 million with total revenue between $700 million and $715 million. Operating margin for the quarter is expected to be in the range of 16% to 18% (pro forma) and 11% to 13% (GAAP). The Company expects to report pro forma and GAAP earnings per share between $0.20 and $0.22 and between $0.14 and $0.16, respectively. For the full year 2004, the Company expects total license revenue between $600 million and $610 million with record total revenue of approximately $2.7 billion.

Strong momentum reflected in guidance for 2005: The Company expects strong momentum in 2005 due primarily to continued growth in license revenue; a growing maintenance revenue stream; focusing on operating efficiency and lowering costs; and the full year benefit of the cost and revenue synergies from the J.D. Edwards acquisition. For 2005, the Company expects license revenue of $640 million to $655 million, an increase of 5% to 10% and total revenue of $2.8 billion to $2.9 billion, representing 4% to 8% growth. The Company also anticipates pro forma operating margins for the year in excess of 20% and GAAP operating margins in excess of 16%. 2005 pro forma earnings per share are expected to be between $1.05 and $1.10 and GAAP earnings per share are expected to be in the range of $0.82 to $0.87. Guidance for 2005 does not include any potential benefit from the elimination of the Oracle overhang.

Alameda lawsuit against Oracle seeking damages in excess of $1 billion goes to trial in January: PeopleSoft claims compensatory damages of more than $1 billion plus punitive damages in the Company’s lawsuit against Oracle, which is scheduled to go to trial before a jury in Oakland, California, on January 10, 2005. PeopleSoft’s complaint alleges that Oracle has engaged in unfair business practices, including a deliberate campaign to mislead PeopleSoft’s customers and disrupt its business.

The Board reaffirms that PeopleSoft is a vibrant, strong Company with a focused, motivated management team and employee base dedicated to executing on the Company’s plan. PeopleSoft will continue to deliver shareholder value by extending its current product leadership, building new products, entering new markets and continuing to deliver the very best customer service in the industry.

About PeopleSoft

PeopleSoft (Nasdaq: PSFT) is the world’s second largest provider of enterprise application software with 12,750 customers in more than 25 industries and 150 countries. For more information, visit us at www.peoplesoft.com.

Forward-Looking Statements

This press release may contain forward-looking statements that state PeopleSoft’s intentions, beliefs, expectations, or predictions for the future. Forward-looking statements often include use of the future tense, words such as “will”, “intends”, “anticipates”, expects”, and similar conditional or forward-looking words and phrases. You are cautioned that these statements are only predictions and may differ materially from actual future events or results. All forward-looking statements are only as of the date they are made and PeopleSoft undertakes no obligation to update or revise them. Forward-looking statements in this press release include those relating to PeopleSoft’s anticipated future revenues, operating margins and earnings per share and other statements relating to the Company’s future prospects, actions and performance and the lawsuit against Oracle scheduled to go to trial in January 2005. Forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include, but are not limited to: the costs and disruption to PeopleSoft’s business arising from the Oracle tender offer and related litigation; the Company’s ability to successfully complete the integration of J.D. Edwards into PeopleSoft and to achieve anticipated synergies; economic and political conditions in the U.S. and abroad; the ability to complete and deliver products and services within currently estimated time frames and budgets; the ability to manage expenses effectively; the ability to achieve revenue from products and services that are under development; competitive and pricing pressures; and other risks referenced from time to time in PeopleSoft’s most recent annual report on Form 10-K and subsequently filed quarterly reports on Form 10-Q, each as filed with the SEC and available without charge at www.sec.gov and www.peoplesoft.com.

Important Additional Information

PeopleSoft’s Board of Directors will be soliciting proxies for use at the 2005 Annual Meeting of Stockholders, and any adjournment or postponement thereof, to vote in favor of a slate of directors to be nominated by the Board of Directors and to vote on any other matters that properly come before the 2005 Annual Meeting. Promptly after filing its definitive proxy statement for the 2005 Annual Meeting with the SEC, PeopleSoft will mail the 2005 Proxy Statement and a WHITE Proxy Card to each PeopleSoft stockholder entitled to vote at the Annual Meeting.

PeopleSoft has engaged Innisfree M&A Incorporated to assist it in soliciting proxies from its stockholders. PeopleSoft has agreed to pay customary compensation to Innisfree M&A Incorporated for such services and to indemnify Innisfree M&A Incorporated and certain related persons against certain liabilities relating to or arising out of the engagement. Certain representatives of Citigroup Global Markets Inc. and Goldman, Sachs & Co., financial advisors to PeopleSoft, and directors, officers and employees of PeopleSoft may solicit proxies for the 2005 Annual Meeting, although no additional compensation will be paid in connection with any such solicitation.

PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle’s tender offer that contains information regarding the potential interests of members of the Board of Directors and members of management in the tender offer. Information regarding securities ownership by certain members of the Board of Directors and certain members of management as of February 10, 2004 is contained in PeopleSoft’s definitive proxy statement for the 2004 Annual Meeting of Stockholders, dated February 20, 2004. PeopleSoft stockholders should read the Schedule 14D-9 and the 2005 Proxy Statement when it is filed with the SEC (including any amendments to such documents) because these documents contain (or will contain) important information. The 2005 Proxy Statement (when filed), the 2004 Proxy Statement, the Schedule 14D-9 and other public filings made by PeopleSoft with the SEC are available without charge from the SEC’s website at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Non-GAAP Financial Measures

The Company utilizes financial measures that are not prepared in accordance with generally accepted accounting principles in analyzing financial results because the

Company believes that they are useful to investors and management in evaluating the Company’s ongoing financial performance. These non-GAAP financial measures may be different from non-GAAP financial measures used by other companies.

These non-GAAP financial measures facilitate making historical comparisons by excluding the impact of certain events, such as the costs associated with responding to Oracle’s hostile tender offer and the purchase accounting impact of the acquisition of J.D. Edwards. These events might otherwise obscure the results of our ongoing business activities when compared to our competitors or our own historical performance. In addition, presentation of these non-GAAP financial measures enables investors to evaluate the Company’s performance under both the GAAP and pro forma measures that management and the Board of Directors use to evaluate the Company’s performance.

Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Where non-GAAP financial measures have been included in this press release, the Company has reconciled GAAP as currently in effect to the non-GAAP measures in the table below. These non-GAAP financial measures may be different from non-GAAP financial measures used by other companies.

	Q4 2004		Year 2005
		Operating		Operating
	EPS	Margin	EPS	Margin
Pro forma	$0.20 to $0.22	16% to 18%	$1.05 to $1.10	> 20%
Amortization of capitalized software and intangible assets	(0.04)	-4%	(0.19)	-3%
Oracle costs	(0.02)	-1%	(0.04)	-1%

GAAP	$0.14 to $0.16	11% to 13%	$0.82 to $0.87	> 16%

Contacts

Steve Swasey
PeopleSoft, Inc.
Public Relations
(925) 694-5230
steve_swasey@peoplesoft.com

Bob Okunski
PeopleSoft, Inc.
Investor Relations
(877) 528-7413
bob_okunski@peoplesoft.com

Joele Frank/Eric Brielmann
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449
jf@joelefrank.com/ewb@joelefrank.com